Simpson Thacher & Bartlett llp

425 lexington avenue
new york, ny 10017-3954

telephone: +1-212-455-2000
facsimile: +1-212-455-2502

May 15, 2023

VIA EDGAR

Re:	KKR Infrastructure Conglomerate LLC
Post- Effective Amendment No. 1 to Registration Statement on Form 10-12G
Filed February 3, 2023
File No. 000-56484

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Dear Ladies and Gentlemen:

On behalf of KKR Infrastructure Conglomerate LLC (the “Company”), we are providing the following response to the comment letter from the staff (“Staff”) of the Commission’s Division of Corporation Finance, dated May 15, 2023.  To assist your review, we have retyped the text of the Staff’s comment in italics below.

Unless otherwise defined below, terms defined in the above-referenced registration statement on Form 10-12G (“Post-Effective Amendment No. 1” or the “Registration Statement”) and used below shall have the meanings given to them in Post-Effective Amendment No. 1.  The response below is based upon information provided to us by the Company.

Correspondence filed  May 9, 2023

Exhibit A, page 3

1.
We note your response to prior comment 1 and reissue our comment in part. Please confirm that you will provide a statement that the Manager is ultimately responsible for your NAV calculations in future filings, as disclosure in Item 9 of your Form 10 is unclear whether the Manager or the Administrator is responsible for the calculation.

BEIJING	BRUSSELS	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Simpson Thacher & Bartlett llp
Securities and Exchange Commission	-2-	May 15, 2023

The Company acknowledges the Staff’s comment and confirms that in future filings it will include a statement acknowledging that the Manager is ultimately responsible for the Company’s NAV calculations.

* * * * * * *

Please do not hesitate to call any of Mark Brod at (212) 455-2163, Rajib Chanda at (202) 636-5543, or Joseph H. Kaufman at (212) 455-2948 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	KKR Infrastructure Conglomerate LLC
Jason Carss
Rajib Chanda
Joseph H. Kaufman
Mark Brod